Exhibit (g)(3)

CM Investment Partners LLC

399 Park Avenue, 39th Floor

New York, New York 10022

[            ], 2014

CM Finance Inc

399 Park Avenue, 39th Floor

New York, New York 10022

Attention: Christopher Jansen

Re:	Management and Incentive Fees Waiver and Payment of Offering Expenses

Dear Mr. Jansen:

Reference is hereby made to the Investment Advisory Agreement (the “Agreement”), dated [            ], 2014, by and between CM Finance Inc (the “Company”) and us. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Agreement.

We hereby agree to permanently waive all or such portion of the Base Management Fee and the Incentive Fee that we would otherwise be entitled to receive under the Agreement for the period commencing on the date of the completion of the Company’s initial public offering (the “Offering”) and ending on December 31, 2014 to the extent required in order for the Company to earn a quarterly net investment income to support a minimum dividend payment on the shares of its common stock outstanding on the relevant dividend payment date (the “Shares”) of 9.0%. In addition, we hereby agree to permanently waive all or such portion of the Incentive Fee that we would otherwise be entitled to receive under the Agreement to the extent required (i) for the period beginning on January 1, 2015 and ending on December 31, 2015 in order for the Company to earn a quarterly net investment income to support a minimum dividend payment on the Shares of 9.25%, and (ii) for the period beginning on January 1, 2016 and ending on December 31, 2016 in order for the Company to earn a quarterly net investment income to support a minimum dividend payment on the Shares of 9.375%. The calculation of the above-described annualized minimum dividend payment shall be based on the initial public offering price of the Company’s common stock of $15.00 per share. Net investment income is defined as Generally Accepted Accounting Principles (“GAAP”) net income before net realized and unrealized gains (losses).

In addition, we hereby agree to pay any offering expenses incurred by the Company in connection with the Offering that exceed $1,200,000. In other words, once offering expenses incurred by the Company reach $1,200,000, we agree to pay for all other offering expenses in excess of such amount.

[Signature page to follow]

Sincerely yours,

CM Investment Partners LLC By: MMCMIP LLC, its managing member

By:
Name: Michael C. Mauer
Title: Sole Member